ClickSoftware Contact:                    Investor Relations Contact:
Noa Schuman                               Marybeth Csaby / Rob Fink
Investor Relations                        KCSA Strategic Communications
+972-3-7659-467                           212-896-1236 / 212-896-1206
Noa.Schuman@clicksoftware.com             mcsaby@kcsa.com / rfink@kcsa.com


       CLICKSOFTWARE REPORTS RECORD REVENUES FOR THE SECOND QUARTER ENDED
                                  JUNE 30, 2010

      Quarterly Revenues Up 22% and License Revenues Up 54% Year-Over-Year

--------------------------------------------------------------------------------

BURLINGTON, MA, July 21, 2010 - ClickSoftware Technologies Ltd. (NasdaqGS:
CKSW), the leading provider of automated workforce management and optimization solutions for the service industry, today announced results for the second quarter ended June 30, 2010.

For the second quarter ended June 30, 2010, total revenues were $17.6 million, up 22% from $14.4 million in the second quarter of 2009. Net income for the second quarter of 2010 was $2.4 million, or $0.07 per fully diluted share, compared to net income of $2.9 million, or $0.10 per fully diluted share, for the same period last year.

Non-GAAP net income for the quarter was $3.3 million, or $0.10 per fully diluted share, compared to $2.8 million, or $0.09 per fully diluted share, for the same period last year.

Software license revenues for the second quarter of 2010 were $6.2 million, up 54% compared with software license revenues of $4.1 million for the same period last year. Service and maintenance revenues were $11.3 million, up 10% compared with service and maintenance revenues of $10.3 million in the same period last year.

Gross profit in the second quarter of 2010 was $10.8 million, or 62% of revenues, compared to $9.6 million, or 67% of revenues, in the same period last year.

Cash, cash equivalents and short and long-term investments at the end of the second quarter of 2010 increased to $42.5 million from $38.8 million at the end of the first quarter of 2010. Net cash provided by operating activities was $4.0 million during the second quarter of 2010.

Comments of Management
"The second quarter marked another strong period with record revenues, strong cash generation and solid bookings", said Dr. Moshe BenBassat, ClickSoftware's Chairman and CEO. "We are gaining traction with our newly launched products -- ClickMobile and ClickRoster -- and are encouraged by the demand in the marketplace. Gartner's recent Field Service Management Report highlights our increasing position and reinforces our leadership in the market. We are entering the third quarter of 2010 with a solid backlog and deferred revenues of $24.6 million, which improve our visibility for the second half of 2010. Having this visibility is important given the uncertainty in the European markets and the somewhat unpredictable behavior of the recovery in the US economy", he added.

Outlook
The Company reiterates its previously provided year 2010 guidance of revenues in the approximate range of $71.5 to $74.5 million, representing about 17% to 22% growth over 2009.

Investors Conference Call
ClickSoftware will host a conference call today at 9:00 a.m. ET to discuss its financial results and other matters discussed in this press release, as well as answer questions from the investment community. To participate, please call
(888) 668-9141 and ask for the ClickSoftware conference call. International participants, please call +972-3-918-0609. The call will be broadcasted by live webcast on the internet (in listen mode only) at http://ir.clicksoftware.com. A replay of this webcast will be available on the ClickSoftware website. Alternatively, a telephone replay of the call will be available for a week by calling (888) 326-9310 (international callers can dial +972-3-925-5928).

About ClickSoftware
ClickSoftware is the leading provider of automated workforce management and optimization solutions for every size of service business. Our portfolio of solutions, available on demand and on premise, creates business value through higher levels of productivity, customer satisfaction and operational efficiency. Our patented concept of `continuous planning and scheduling' incorporates customer demand forecasting, long and short term capacity planning, shift planning, real-time scheduling, mobility and location-based services, as well as on-going communication with the consumer on the expected arrival time of the service resource.

As the pioneers of the `W6' concept more than 20 years ago, we have perfected solutions for solving a wide variety of problems on Who does What, for Whom, with What, Where and When. The combination of proven technology with educational services helps businesses find the right balance between reducing costs, increasing customer satisfaction, employee preferences and industry regulations/legislation. ClickSoftware's solutions manage over 200,000 resources in service businesses across a variety of industries and geographies. Our flexible deployment approach, breadth and depth of solutions and strong partnerships with leading CRM/ERP vendors and system integrators makes us the number one choice to deliver superb business performance to any organization. The Company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific. For more information, please visit www.clicksoftware.com, the content of which is not part of this press release. Follow us on Twitter.

Use of Non-GAAP Financial Results
In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), the Company's earnings release contains Non-GAAP financial measures of net income and net income per share that exclude the effects of share-based compensation in accordance with the requirements of ASC 718 (originally issued as SFAS No. 123R, "Share-based Payment" ("123R")), tax benefit related to the update of deferred tax asset and the amortization of acquired intangible assets. The Company's management believes the Non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future. Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The Non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and Non-GAAP measures are provided later in this press release.

Safe Harbor for Forward Looking Statements
This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, visibility into future periods, growth and rates of growth, and expectations regarding future closing of contracts, receipt of orders, recognition of revenues and deferred revenues. For example, when we discuss our "Outlook" for 2010 and demand and visibility for future periods, we are using forward-looking statements. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in ClickSoftware's sales cycle, ClickSoftware's ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2009 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Note:  Financial Schedules Attached

                         ClickSoftware Technologies Ltd.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
          (Unaudited. In thousands, except share and per share amounts)


                                                                             Three Months Ended
                                                            June 30, 2010                     June 30, 2009
                                                   --------------------------------  --------------------------------
                                                           $         % of Revenues           $         % of Revenues
                                                   --------------------------------  --------------------------------
Revenues:
       Software license                                $        6,249          36%      $         4,066          28%
       Services                                                11,333          64%               10,300          72%
                                                   --------------------------------  --------------------------------
             Total revenues                                    17,582         100%               14,366         100%
                                                   --------------------------------  --------------------------------
Cost of revenues:
       Software license                                           338           2%                  334           2%
       Services                                                 6,398          36%                4,416          31%
                                                   --------------------------------  --------------------------------
             Total cost of revenues                             6,736          38%                4,750          33%
                                                   --------------------------------  --------------------------------

Gross profit                                                   10,846          62%                9,616          67%
                                                   --------------------------------  --------------------------------
Operating expenses:
       Research and development costs, net                      1,892          11%                1,606          11%
       Selling and marketing expenses                           4,812          27%                3,906          27%
       General and administrative expenses                      1,424           8%                1,623          11%
                                                   --------------------------------  --------------------------------
             Total operating expenses                           8,128          46%                7,135          50%
                                                   --------------------------------  --------------------------------
Net income from operations                                      2,718          15%                2,481          17%

Interest, net                                                      55           0%                   76           0%
                                                   --------------------------------  --------------------------------
Net income before taxes                                $        2,773          16%      $         2,557          17%
Tax (expense) income, net                                       (422)         (2%)                  387           3%
                                                   --------------------------------  --------------------------------
Net income                                             $        2,351          13%      $         2,944          20%
                                                   --------------------------------  --------------------------------

Net income per ordinary share:
Basic                                                  $         0.08                   $          0.10
                                                   --------------------------------  --------------------------------
Diluted                                                $         0.07                   $          0.10
                                                   --------------------------------  --------------------------------
Shares used in computing basic Net income per share        30,366,473                        28,796,957
                                                   --------------------------------  --------------------------------
Shares used in computing diluted Net income per
share                                                      31,946,699                        30,911,937
                                                   --------------------------------  --------------------------------

                         ClickSoftware Technologies Ltd.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
          (Unaudited. In thousands, except share and per share amounts)

                                                                              Six Months Ended
                                                            June 30, 2010                      June 30, 2009
                                                   --------------------------------  ----------------------------------
                                                           $         % of Revenues            $         % of Revenues
                                                   --------------------------------  ----------------------------------
Revenues:
       Software license                              $         13,087          37%       $         8,360           31%
       Services                                                21,978          63%                18,983           69%
                                                   --------------------------------  ----------------------------------
             Total revenues                                    35,065         100%                27,343          100%
                                                   --------------------------------  ----------------------------------
Cost of revenues:
       Software license                                         1,031           3%                   990            4%
       Services                                                12,224          35%                 8,005           29%
                                                   --------------------------------  ----------------------------------
             Total cost of revenues                            13,255          38%                 8,995           33%
                                                   --------------------------------  ----------------------------------

Gross profit                                                   21,810          62%                18,348           67%
                                                   --------------------------------  ----------------------------------
Operating expenses:
       Research and development costs, net                      3,739          11%                 3,000           11%
       Selling and marketing expenses                           9,173          26%                 7,507           27%
       General and administrative expenses                      2,980           8%                 2,985           11%
                                                   --------------------------------  ----------------------------------
             Total operating expenses                          15,892          45%                13,492           49%
                                                   --------------------------------  ----------------------------------
Net income from operations                                      5,918          17%                 4,856           18%

Interest, net                                                      51           0%                   323            1%
                                                   --------------------------------  ----------------------------------
Net income before taxes                              $          5,969          17%       $         5,179           19%
Tax (expense) income, net                                       (844)         (2%)                   367            1%
                                                   --------------------------------  ----------------------------------
Net income                                           $          5,125          15%       $         5,546           20%
                                                   --------------------------------  ----------------------------------

Net income per ordinary share:
Basic                                                $           0.17                    $          0.19
                                                   --------------------------------  ----------------------------------
Diluted                                              $           0.16                    $          0.18
                                                   --------------------------------  ----------------------------------
Shares used in computing basic Net income per share        30,314,900                         28,731,653
                                                   --------------------------------  ----------------------------------
Shares used in computing diluted Net income per
share                                                      31,994,563                         30,390,432
                                                   --------------------------------  ----------------------------------

                         ClickSoftware Technologies Ltd.

                           CONSOLIDATED BALANCE SHEETS
                        (In thousands, except share data)

                                                                                June 30,                December 31,
                                                                                  2010                      2009
                                                                        ----------------------------------------------------
                       ASSETS                                                 (unaudited)                (audited)
 CURRENT ASSETS
    Cash and cash equivalents                                               $             20,967          $          15,594
    Short-term investments                                                                20,994                     18,852
    Trade receivables, net                                                                16,608                     16,410
    Deferred taxes                                                                         2,440                      3,160
    Other receivables and prepaid expenses                                                 2,101                      1,980
                                                                        ----------------------------------------------------
                    Total current assets                                                  63,110                     55,996
                                                                        ----------------------------------------------------
 FIXED ASSETS
    Cost                                                                                   6,900                      6,025
    Less - accumulated depreciation                                                        3,371                      2,898
                                                                        ----------------------------------------------------
                     Total fixed assets                                                    3,529                      3,127
                                                                        ----------------------------------------------------
    Long-term investments                                                                    560                        528
    Intangible assets, net                                                                 2,403                      2,802
    Goodwill                                                                               2,511                      2,511
    Severance pay deposits                                                                 1,522                      1,485
                                                                        ----------------------------------------------------
                       Total Assets                                         $             73,635          $          66,449
                                                                        ====================================================

                      LIABILITIES AND SHAREHOLDERS' EQUITY
 CURRENT LIABILITIES
    Accounts payable and accrued expenses                                   $             11,005          $          11,619
    Deferred revenues                                                                      8,177                      6,711
                                                                        ----------------------------------------------------
                     Total current liabilities                                            19,182                     18,330
                                                                        ----------------------------------------------------
 LONG TERM LIABILITIES
    Accrued severance pay                                                                  3,001                      2,879
    Deferred revenues - Long term                                                          2,619                      2,582
                                                                         ---------------------------------------------------
                    Total long-term liabilities                                            5,620                      5,461
                                                                         ---------------------------------------------------
                    Total liabilities                                                     24,802                     23,791
                                                                         ---------------------------------------------------
 SHAREHOLDERS' EQUITY
    Ordinary shares of NIS 0.02 par value                                                    125                        124
    Additional paid-in capital                                                            80,175                     78,933
    Accumulated deficit                                                                 (31,313)                   (36,438)
    Accumulated other comprehensive income                                                 (111)                         82
    Treasury stock, at cost:  39,000 shares                                                 (43)                       (43)
                                                                         ---------------------------------------------------
                    Total shareholders' equity                                            48,833                     42,658
                                                                         ---------------------------------------------------
                  Total Liabilities and shareholders' equity                $             73,635          $          66,449
                                                                         ===================================================

                         ClickSoftware Technologies Ltd.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                                              Six Months Ended
                                                                                   June 30, 2010           June 30, 2009
                                                                                    (unaudited)              (unaudited)
                                                                              ------------------------ ----------------------
CASH FLOWS FROM OPERATING ACTIVITIES
       Net income                                                                 $          5,125            $        5,546
       Adjustments to reconcile net income to
       net cash provided by operating activities:
          Expenses not affecting operating cash flows:
                Depreciation                                                                   618                       463
                Amortization of deferred compensation                                          662                       387
                Amortization of acquired intangible assets                                     398                        95
                Severance pay, net                                                              85                      (60)
                Other                                                                          (1)                        17
          Changes in operating assets and liabilities:
                 Increase in trade receivables                                               (198)                   (3,884)
                 Decrease (Increase) in deferred taxes                                         720                     (430)
                 Increase in other receivables                                               (314)                     (956)
                 (Decrease) Increase in accounts payable and accrued
                 expenses                                                                    (614)                     1,268
                 Increase in deferred revenues                                               1,503                       841
                                                                              ---------------------    ----------------------
       Net cash provided by operating activities                                  $          7,984            $        3,287
                                                                              ---------------------    ----------------------
CASH FLOWS FROM INVESTING ACTIVITIES
          Purchase of equipment                                                            (1,018)                     (878)
          Acquisition of intangible assets and goodwill in a
          business combination                                                                   -                   (2,519)
          Short-term investment                                                            (2,174)                   (5,239)
                                                                              ---------------------    ----------------------
       Net cash used in investment activities                                     $        (3,192)            $      (8,636)
                                                                              ---------------------    ----------------------
CASH FLOWS FROM FINANCING ACTIVITIES
          Employee options exercised                                                           581                     1,317
                                                                              ---------------------    ----------------------
       Net cash provided by financing activities                                  $            581            $        1,317
                                                                              ---------------------    ----------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                                                                             5,373                   (4,032)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                            15,594                    17,427
                                                                              ---------------------    ----------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                        $         20,967            $       13,395
                                                                              ---------------------    ----------------------

                         ClickSoftware Technologies Ltd.
            SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
               (Unaudited. In thousands, except per share amounts)

                                                                           Three Months Ended
                                                           June 30, 2010                       June 30, 2009
                                                  ---------------------------------  ----------------------------------
                                                          $         % of Revenues            $          % of Revenues
                                                  ---------------------------------  ----------------------------------
GAAP Net income:                                     $        2,351           13%        $      2,944              20%
Share-based compensation (1)                                    323                               199
Amortization of intangible assets (2)                           199                                95
Deferred taxes                                                  380                             (430)
                                                  --------------------------------   ----------------------------------
Non-GAAP Net income                                  $        3,253           19%        $      2,808               20%
                                                  --------------------------------   ----------------------------------

GAAP Earnings per share (diluted):                   $         0.07                      $       0.10
Share-based compensation (1)                                   0.01                              0.01
Amortization of intangible assets (2)                          0.01                              0.00
Deferred taxes                                                 0.01                            (0.02)
                                                  --------------------------------   ----------------------------------
Non-GAAP Earnings per share (diluted):               $         0.10                      $       0.09
                                                  --------------------------------   ----------------------------------

(1) Share-based compensation:
       Cost of services                                          43                                31
       Research and development costs, net                       37                                29
       Selling and marketing expenses                            85                                63
       General and administrative expenses                      158                                76
                                                  --------------------------------   ----------------------------------
                                                     $          323                      $        199
                                                  --------------------------------   ----------------------------------

(2) Amortization of intangible assets:
       Cost of revenues                                         169                                66
       Research and development costs, net                       30                                29
                                                  --------------------------------   ----------------------------------
                                                     $          199                      $         95
                                                  --------------------------------   ----------------------------------

                         ClickSoftware Technologies Ltd.
            SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
               (Unaudited. In thousands, except per share amounts)

                                                                             Six Months Ended
                                                            June 30, 2010                      June 30, 2009
                                                  ---------------------------------   --------------------------------
                                                         $              % of                 $             % of
                                                                      Revenues                           Revenues
                                                  ---------------------------------   --------------------------------
GAAP Net income:                                     $        5,125           15%        $        5,546         20%
Share-based compensation (1)                                    662                                 388
Amortization of intangible assets (2)                           398                                  95
Deferred taxes                                                  720                               (430)
                                                  ----------------------------------  --------------------------------
Non-GAAP Net income                                  $        6,905           20%        $        5,599         20%
                                                  ----------------------------------  --------------------------------

GAAP Earnings per share (diluted):                   $         0.16                      $         0.18
Share-based compensation (1)                                   0.02                                0.01
Amortization of intangible assets (2)                          0.01                                0.00
Deferred taxes                                                 0.03                              (0.01)
                                                  ----------------------------------  --------------------------------
Non-GAAP Earnings per share (diluted) :              $         0.22                      $         0.18
                                                  ----------------------------------  --------------------------------

(1) Share-based compensation:
       Cost of services                                          87                                  60
       Research and development costs, net                       73                                  56
       Selling and marketing expenses                           173                                 122
       General and administrative expenses                      329                                 150
                                                  ----------------------------------  --------------------------------
                                                     $          662                      $          388
                                                  ----------------------------------  --------------------------------

(2) Amortization of intangible assets:
       Cost of revenues                                         338                                  66
       Research and development costs, net                       60                                  29
                                                  ----------------------------------  --------------------------------
                                                     $          398                       $          95
                                                  ----------------------------------  --------------------------------